SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)*

Guidance Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

401692 10 8

(CUSIP Number)

Shawn McCreight and Jennifer McCreight

c/o Murray A. Indick

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Telephone: 415-268-7096

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed with respect to the beneficial ownership of Shawn H. McCreight and Jennifer Lynn McCreight (the “Reporting Persons”). This Amendment supplements the Schedule 13D and Amendments No. 1, 2, 3, 4, 5, 6 and 7 thereto as previously filed on February 11, 2016, February 26, 2016, March 22, 2016, March 30, 2016, March 31, 2016, April 7, 2016,  April 13, 2016 and April 18 respectively (as amended, the “Schedule 13D”). The Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 22, 2016, Shawn H. McCreight, Jennifer Lynn McCreight and the McCreight Living Trust UA 31-MAR-06 entered into a settlement agreement (the “Settlement Agreement”) with the Issuer. A copy of the Settlement Agreement is attached hereto as Exhibit 9. Pursuant to the Settlement Agreement, among other matters, the Reporting Persons have agreed to  support at the 2016 annual meeting of stockholders the election of the directors nominated by the Issuer’s Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2016

By:	/s/ Shawn McCreight
Name:	Shawn McCreight

By:	/s/ Jennifer McCreight
Name:	Jennifer McCreight

EXHIBIT INDEX

Exhibit No.	Document

1.	Stockholder Nomination and Proposal Letter dated February 10, 2016*

2.	Press Release dated February 11, 2016*

3.	Press Release dated February 25, 2016*

4.	Press Release dated March 31, 2016*

5.	Press Release dated April 6, 2016*

6.	Reserved

7.	Press Release dated April 12, 2016*

8.	ISS Presentation Materials*

9.	Settlement Agreement effective April 22, 2016, by and among Guidance Software, Inc. and Shawn H. McCreight, Jennifer McCreight and the McCreight Living Trust UA 31-MAR-06

*Previously filed